AM 5-13-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041536

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

(A)

SEC MAIL RECEIVED PROCESSING MAY 03 2005

SEC FILE NUMBER
8-45538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JGB International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 Powers Ferry Road, Third Floor
(No. and Street)

Atlanta (City) Georgia (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kay Black (770) 690-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Suite 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

PROCESSED JUN 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Beckham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JGB International Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires Oct. 7, 2006.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JGB INTERNATIONAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

JGB INTERNATIONAL, INC.

Table of Contents

December 31, 2004



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of JGB International, Inc. as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JGB International, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC
April 28, 2005

JGB INTERNATIONAL, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash	$ 11,489
Total Assets	$ 11,489

Liabilities and Stockholder's Equity

Accounts payable to affiliate	$ 106
Total liabilities	106
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized; 50,000 shares issued and outstanding	50,000
Additional paid-in capital	10,000
Capital repayment	(48,146)
Accumulated deficit	(471)
Total stockholder's equity	11,383
Total Liabilities and Stockholder's Equity	$ 11,489

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statement of Operations

For the Year Ended December 31, 2004

Revenues:		
Interest income	$	41
Expenses:		
Bank charges		137
Net loss	$	(96)

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statement of Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock	Paid-in Capital	Capital Repayment	Accumulated Deficit	Total
Balance at December 31, 2003	$ 50,000	$ 10,000	$ (48,146)	$ (375)	$ 11,479
Net loss	-	-	-	(96)	(96)
Balance at December 31, 2004	$ 50,000	$ 10,000	$ (48,146)	$ (471)	$ 11,383

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net Loss	$ (96)
Changes in assets and liabilities:	
Accounts payable to affiliate	(92)
Net cash used in operating activities	(188)
Cash, beginning of year	11,677
Cash, end of year	$ 11,489

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

JGB International, Inc. (the Company) is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company holds securities industry registration licenses for certain employees of a related company (See Note 3).

The Company was incorporated under the laws of the state of Georgia in January 1993 and is located in Atlanta, Georgia.

The following is a summary of the more important accounting principles and policies followed by the Company:

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, no provision or benefit for federal or state income taxes is necessary since income, losses and credits are reported on the stockholder's individual income tax returns.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $9,381 which was $4,381 in excess of its required net capital of $5,000. The Company's net capital rate was 0.02 to 1 at December 31, 2004.

Note 3 - Transactions with related parties:

A company related through common ownership absorbs all of the expenses of the Company. Total expenses incurred during 2004 by the affiliate were $37,400. At December 31, 2004, the Company had $2,002 due from the affiliate which has been offset against the related liability.

In January 2004, the Company entered into an expense sharing and management agreement

Note 3 - Transactions with related parties-continued:

whereby the affiliate agreed to provide comprehensive management services to the Company and agreed to reimburse the Company for all direct and indirect expenses incurred by the Company, as defined in the agreement. Additionally, the Company agreed to pay the affiliate a management fee equal to 90% of the Company's net income, as defined.

Note 4 – Equity:

In connection with an ownership transfer in 2000, the Company made a distribution which represented a return of capital to the former stockholder in the amount of $48,146.

SUPPLEMENTAL INFORMATION

JGB INTERNATIONAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2004

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2004 and the calculation of net capital per the audited financial statements as of December 31, 2004 for JGB International.

See independent auditors' report.

JGB INTERNATIONAL, INC.

Schedule 2: Explanation of Audit Adjustments

December 31, 2004

There were no audit adjustments.

JGB INTERNATIONAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 11,383
Deduct amounts not allowable for net capital*	2,002
Total stockholder's equity qualified for net capital	9,381
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	9,381
Deductions and/or charges:	
Total nonallowable assets	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	9,381
Haircuts on securities	-
Net capital	$ 9,381

* Represents amount due from a related party. As described in Note 1 to the financial statements, this related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, such amount was not considered to be an asset of JGB International, Inc. Instead, it has been offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc.

See independent auditors' report.

JGB INTERNATIONAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)*	$	2,108
Add:		
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,108

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	-
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	4,381
Excess net capital at 1500%	$	9,065
Excess net capital at 1000%	$	9,170
Percentage of aggregate indebtedness to net capital		22%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	9,381
Net audit adjustments		-
Net capital per previous page	$	9,381

* As described in Note 1 to the financial statements, a related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, the amount due from the related party was not considered to be an asset of JGB International, Inc. and was offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc. This amount represents the gross liability as of December 31, 2004.

See independent auditors' report.

JGB INTERNATIONAL, INC.

Schedule 4: Exemption from SEC Rule 15c3-3

December 31, 2004

Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of JGB International, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by rule 17a-13; and

Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Frazier & Deeter, LLC
Atlanta, Georgia
April 28, 2005



JGB INTERNATIONAL, INC.

May 2, 2005

Securities and Exchange Commission
Headquarters
450 Fifth Street, NW
Washington, DC 20549

Dear Sir or Madam:

Please note the enclosed letter we received from the NASD Atlanta District Office, and our response letter to Mr. Nicols. Accordingly, I have enclosed two (2) JGB International, Inc. audited financial statements as of December 31, 2004, which contain a signed and notarized Form X-17A-5 Part III Facing Page, and a new audit opinion signed and dated on April 28, 2005.

Please do not hesitate to call me if you have any questions or require further information.

Sincerely,

C. Kay Black
Secretary and Treasurer

CKB/afr

Enclosures

cc: Clint Johnson, NASD
Carrie Wisniewski, B/D Compliance Associates
03540.02


SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH, D.C. 202 SECTION

6425 POWERS FERRY ROAD
THIRD FLOOR
ATLANTA, GEORGIA 30339
TELEPHONE 770.690. 1500
FACSIMILE 770 .690. 1800


NASD

BY CERTIFIED MAIL #7000 1670 0006 9116 2598

April 19, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH., D.C.
202
SECTION

J. Gordon Beckham, Jr., President
JGB International, Inc.
6425 Powers Ferry Road, Third Floor
Atlanta, Georgia 30339

Dear Mr. Beckham:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient with respect to the following:

1. On the date the audit opinion was signed, the auditor did not meet the qualification requirements of SEC Rule 17a-5(f)(1). Therefore, it is requested that you either 1) re-submit the audit opinion and report describing any material inadequacies so that both are signed and dated by the auditor on or after they become qualified, or 2) submit a new audit report issued by another auditor meeting the qualification requirements of SEC Rule 17a-5(f)(1); and
2. The Oath or Affirmation was not notarized.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 29, 2005. Questions may be addressed to Clint Johnson, Special Investigator at (404) 239-6118.

Sincerely,



Richard Nichols
Supervisor of Examiners

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com

Enclosure: Form X-17A-5 Part III Facing Page

cc: John Mahoney, Securities and Exchange Commission
Frazier & Deeter, LLC



JGB INTERNATIONAL, INC.

May 2, 2005

Via Federal Express
Mr. Richard Nichols
Supervisor of Examiners
NASD
Atlanta District Office
One Securities Centre
3490 Piedmont Road, NE
Suite 500
Atlanta, GA 30305-4808

Dear Mr. Nichols:

In response to your letter dated April 19, 2005 (copy herewith) I have enclosed the JGB International, Inc. audited financial statements as of December 31, 2004, which contain a signed and notarized Form X-17A-5 Part III Facing Page, and a new audit opinion signed and dated on April 28, 2005.

Please do not hesitate to call me if you have any questions or require further information.

Sincerely,

C. Kay Black
Secretary and Treasurer

CKB/afr

Enclosure

cc: Clint Johnson, NASD
Carrie Wisniewski, B/D Compliance Associates
03520.02


SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH., D.C.
202
SECTION

6425 POWERS FERRY ROAD
THIRD FLOOR
ATLANTA, GEORGIA 30339
TELEPHONE 770.690.1500
FACSIMILE 770.690.1800